Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2016

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2016 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The date of this MD&A is November 1, 2016. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
Three months ended (1)	2016	2016	2016	2015	2015	2015	2015	2014
Gross revenues (2)	$136	$209	$231	$273	$295	$360	$340	$473
Funds flow from operations	32	55	47	39	48	85	77	146
Basic per share	0.06	0.11	0.09	0.08	0.10	0.17	0.15	0.29
Diluted per share	0.06	0.11	0.09	0.08	0.10	0.17	0.15	0.29
Net loss	(232)	(132)	(100)	(1,606)	(764)	(28)	(248)	(1,772)
Basic per share	(0.46)	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)
Diluted per share	(0.46)	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)
Dividends declared	—	—	—	—	5	5	5	70
Per share	$—	$—	$—	$—	$0.01	$0.01	$0.01	$0.14
Production
Liquids (bbls/d) (3)	23,355	41,848	53,012	53,339	55,323	63,222	65,343	64,124
Natural gas (mmcf/d)	107	130	144	144	161	168	177	198

Total (boe/d)	41,233	63,568	77,010	77,398	82,198	91,164	94,905	97,143

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Calculation of Funds Flow from Operations

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2016	2015	2016	2015
Cash flow from operating activities	$(98)	$59	$(93)	$148
Change in non-cash working capital	16	(54)	103	—
Decommissioning expenditures	1	9	5	25
Monetization of foreign exchange contracts	—	—	(32)	(63)
Settlements of normal course foreign exchange contracts	(9)	(6)	(3)	(31)
Monetization of transportation commitment	—	—	(20)	—
Realized foreign exchange loss – debt prepayments	113	15	113	59
Realized foreign exchange loss – debt maturities	—	—	36	36
Carried operating expenses (1)	4	3	11	9
Restructuring charges – cash portion	5	22	14	27

Funds flow from operations (2)	$32	$48	$134	$210

Per share – funds flow from operations
Basic per share	$0.06	$0.10	$0.27	$0.42
Diluted per share	$0.06	$0.10	$0.27	$0.42

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The decline in funds flow from operations from 2015 was mainly due to lower production volumes as the Company successfully closed several asset dispositions in 2015 and 2016 as it focused on strengthening its balance sheet. Additionally, declines in the commodity price environment, specifically on heavy oil and natural gas, contributed to the decrease.

During the third quarter of 2016, the Company recorded a realized foreign exchange loss as it used the disposition proceeds from the Saskatchewan Viking disposition to prepay senior notes of US$416 million, CAD$38 million, £25 million and €3 million (2015 - US$56 million, CAD$6 million, £2 million and €1 million).

In the first half of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and permanently disposed of a pipeline commitment and received $20 million of proceeds from the sale.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Strategy

In 2016, the Company successfully closed several asset dispositions for total proceeds of $1.4 billion. The proceeds from these asset sales were applied against long-term debt and significantly improved the Company’s financial position which resulted in compliance with all senior debt financial covenants at September 30, 2016. The Company expects to remain in compliance with all of its financial covenants for the foreseeable future.

During the third quarter of 2016, Penn West progressed on its disposition strategy and closed a number of transactions for total proceeds of approximately $75 million and associated average production of approximatively 6,000 boe per day. The Company will continue to streamline its asset portfolio and focus its operations within the Cardium, Viking and Peace River areas in Alberta. By disposing of properties outside of its core areas, the Company anticipates a lower cost structure in both unit operating costs and abandonment liabilities.

During the third quarter of 2016, the Company restarted development activities within its core areas. Within its core areas, the Company believes its asset base will grow reserves, increase organic production, and increase funds flow from operations under the current commodity price environment.

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West realized prices for the last five quarters.

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Benchmark prices
WTI crude oil ($US/bbl)	$44.95	$45.59	$33.45	$42.18	$46.43
Edm mixed sweet par price (CAD$/bbl)	54.68	54.70	40.67	52.85	56.17
NYMEX Henry Hub ($US/mcf)	2.81	1.95	2.09	2.27	2.77
AECO Index (CAD$/mcf)	2.26	1.32	1.97	2.56	2.85

Penn West average sales price (1)
Light oil (CAD$/bbl)	53.97	53.48	37.44	50.20	52.60
Heavy oil (CAD$/bbl)	21.67	25.18	14.76	25.40	31.20
NGL (CAD$/bbl)	17.91	18.05	12.75	19.53	15.24
Total liquids (CAD$/bbl)	40.81	42.98	29.86	42.16	44.83
Natural gas (CAD$/mcf)	2.46	1.42	1.96	2.54	2.99

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.96)	(3.07)	(3.69)	(2.46)	(3.42)
WTI - WCS Heavy ($US/bbl)	$(13.50)	$(13.30)	$(14.24)	$(14.49)	$(13.27)

(1)	Excludes the impact of realized hedging gains or losses.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Crude Oil

During the third quarter of 2016, crude oil prices fluctuated between $US40 and $US50 per barrel as concerns regarding high inventory levels and ongoing speculation of an OPEC agreement to limit production resulted in range bound volatility. WTI averaged $US44.95 per barrel for the quarter.

Canadian light oil differentials strengthened in the third quarter to $US2.96 per barrel below WTI, while heavy oil differentials weakened to $US13.50 per barrel less than WTI as production re-started at oil sands operations in Northern Alberta after the Fort McMurray wildfires.

As at September 30, 2016, the Company had the following crude oil hedging positions in place:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	Oct 2016 – Dec 2016	CAD $69.27	8,000
WTI	Jan 2017 – Mar 2017	CAD $69.37	3,000
WTI	Jan 2017 – Dec 2017	CAD $66.07	3,500

Natural Gas

NYMEX Henry Hub natural gas prices remained strong throughout the quarter averaging $US2.81 per mcf because of warm weather in North America and reduced production growth from the United States.

AECO prices increased during the third quarter of 2016 as intra-Alberta demand returned to normal levels with oil sands projects in Fort McMurray returning to production following the wildfires. Ongoing short term restrictions on the TransCanada pipeline system continued to affect supply and led to volatility in the AECO spot prices.

Penn West had the following natural gas hedging positions in place as at September 30, 2016.

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Oct 2016 – Dec 2016	CAD $2.96	18,700
AECO	Jan 2017 – Mar 2017	CAD $3.03	15,000
AECO	Apr 2017 – Jun 2017	CAD $2.70	13,200
AECO	Jul 2017 – Sep 2017	CAD $2.71	11,300
AECO	Oct 2017 – Dec 2017	CAD $3.00	9,400
AECO	Jan 2017 – Dec 2017	CAD $2.92	1,900
AECO	Jan 2018 – Dec 2018	CAD $2.89	3,800

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2016	2015	% change	2016	2015	% change
Light oil (per bbl)	$53.97	$52.60	3	$46.16	$55.72	(17)
Commodity gain (loss) (per bbl) (1)	15.14	5.82	>100	11.11	2.09	>100

Light oil net (per bbl)	69.11	58.42	18	57.27	57.81	(1)

Heavy oil (per bbl)	21.67	31.20	(31)	20.12	35.91	(44)

NGL (per bbl)	17.91	15.24	18	15.79	17.81	(11)

Natural gas (per mcf)	2.46	2.99	(18)	1.92	2.95	(35)
Commodity gain (per mcf) (1)	0.13	0.03	>100	0.23	0.48	(52)

Natural gas net (per mcf)	2.59	3.02	(14)	2.15	3.43	(37)

Weighted average (per boe)	29.50	36.05	(18)	27.86	38.45	(28)
Commodity gain (loss) (per boe) (1)	5.58	2.83	97	5.19	1.91	>100

Weighted average net (per boe)	$35.08	$38.88	(10)	$33.05	$40.36	(18)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2016	2015	% change	2016	2015	% change
Light oil (bbls/d)	14,236	39,052	(64)	25,658	43,009	(40)
Heavy oil (bbls/d)	5,711	11,153	(49)	9,844	11,992	(18)
NGL (bbls/d)	3,408	5,118	(33)	3,844	6,258	(39)
Natural gas (mmcf/d)	107	161	(34)	127	169	(25)

Total production (boe/d)	41,233	82,198	(50)	60,533	89,376	(32)

The Company closed several asset dispositions in 2016 with associated average production of approximately 30,000 boe per day as it focused on reducing its debt levels. This led to a decline in production from the comparative periods. Significant dispositions in 2016 include:

•	the Saskatchewan Viking disposition in June which had associated average production of approximately 13,700 boe per day;

•	the Slave Point disposition in April which had associated average production of approximately 3,900 boe per day; and

•	several non-core asset dispositions during the third quarter of 2016 with associated average production of approximately 6,000 boe per day.

In 2016, the Company experienced strong production results due to well performance coming in ahead of expectations and improvements in its base production reliability. During the third quarter of 2016, average production within the Company’s core plays totalled 21,911 boe per day and was as follows:

•	Cardium – 16,168 boe per day

•	Peace River – 4,916 boe per day

•	Alberta Viking – 827 boe per day

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

During the third quarter of 2016, Penn West restarted capital activity and drilled two wells in the Cardium, one well in Peace River and 11 wells within the Alberta Viking. All wells are planned to be completed in the fourth quarter of 2016.

Netbacks

	Three months ended September 30
	2016			2015
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price (1)	$40.81	$2.46	$29.50	$36.05
Commodity gain (2)	9.23	0.13	5.58	2.83
Royalties	(4.45)	0.34	(1.63)	(2.72)
Transportation	(1.37)	(0.36)	(1.71)	(1.55)
Operating costs	(16.40)	(1.58)	(13.40)	(20.45)

Netback	$27.82	$0.99	$18.34	$14.16

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	23,355	107	41,233	82,198

(1)	Excluded from the netback calculation during the third quarter was $3 million of other income (2015 - $nil) including sulphur sales.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Certain comparative figures have been reclassified to correspond with current period presentation.

Overall, netbacks have increased from 2015 due to lower operating costs due to successful cost reduction activities, increased commodity gains due to the Company’s active hedging program and a reduction in royalties due to the lower commodity price environment. The weak commodity price environment partially offset this, specifically related to heavy oil and natural gas prices. Operating Costs includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $4 million or $1.04 per boe on a combined basis (2015 - $3 million or $0.44 per boe).

	Nine months ended September 30
	2016			2015
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price (1)	$36.68	$1.92	$27.86	$38.45
Commodity gain (2)	7.25	0.23	5.19	1.91
Royalties	(3.02)	0.44	(1.04)	(3.95)
Transportation	(1.56)	(0.35)	(1.74)	(1.43)
Operating costs	(14.89)	(1.58)	(12.99)	(19.02)

Netback	$24.46	$0.66	$17.28	$15.96

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	39,346	127	60,533	89,376

(1)	Excluded from the netback calculation in 2016 was $28 million of other income (2015 - $10 million), mainly related to the proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Certain comparative figures have been reclassified to correspond with current period presentation.

For the first nine months of 2016, operating costs includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $11 million or $0.66 per boe on a combined basis (2015 - $9 million or $0.39 per boe).

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Production Revenues

Revenues from the sale of liquids and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Liquids	$110	$250	(56)	$501	$837	(40)
Natural gas	26	45	(42)	75	158	(53)

Gross revenues (1)	$136	$295	(54)	$576	$995	(42)

(1)	Includes realized risk management gains on commodity contracts which totaled $21 million for the three months ended September 30, 2016 (2015 - $22 million) and $86 million for the nine months ended September 30, 2016 (2015 - $47 million).

Gross revenues are lower than the comparative periods due to a significant decrease in production volumes as the Company successfully closed several asset dispositions. The decline in the commodity price environment also contributed to the decrease which was partially offset by the weakening of the Canadian dollar compared to the US dollar from the prior year.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2015	$995
Decrease in liquids production	(308)
Decrease in liquids prices (1)	(46)
Decrease in natural gas production	(39)
Decrease in natural gas prices (1)	(44)
Increase in other income (2)	18

Gross revenues – January 1 – September 30, 2016	$576

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Other income of $28 million (2015 - $10 million) for the nine months ended September 30, 2016 relates mainly to proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.

Royalties

	Three months ended September 30			Nine months ended September 30
	2016	2015	% change	2016	2015	% change
Royalties (millions)	$6	$20	(70)	$17	$96	(82)
Average royalty rate (1)	5%	7%	(29)	4%	10%	(70)
$/boe	$1.63	$2.72	(40)	$1.04	$3.95	(74)

(1)	Excludes effects of risk management activities.

Royalties have decreased from the comparative periods mainly due to the impact of asset disposition activity completed in 2015 and 2016 and decreases in the commodity price environment. In the second quarter of 2016, the Company received its annual gas cost allowance invoice which resulted in the release of an $8 million provision related to the asset disposition activity completed in 2015.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Operating	$55	$159	(65)	$227	$474	(52)
Transportation	7	12	(42)	29	35	(17)
Financing	22	40	(45)	103	120	(14)
Share-based compensation	$4	$(4)	>100	$11	$3	>100

	Three months ended September 30			Nine months ended September 30
(per boe)	2016	2015	% change	2016	2015	% change
Operating (1)	$13.40	$20.45	(34)	$12.99	$19.02	(32)
Transportation	1.71	1.55	10	1.74	1.43	22
Financing	5.70	5.26	8	6.20	4.91	26
Share-based compensation	$1.23	$(0.51)	>100	$0.70	$0.11	>100

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $4 million or $1.04 per boe (2015 - $3 million or $0.44 per boe) for the three months ended September 30, 2016 and $11 million or $0.66 per boe (2015 - $9 million or $0.39 per boe) for the nine months ended September 30, 2016.

Operating

The Company significantly improved its cost structure from 2015 as it progressed on several cost saving initiatives focused on repair & maintenance and workover categories. Additionally, in 2015 and 2016, Penn West closed several asset dispositions and high-graded its portfolio by disposing of non-core, high operating cost properties. In 2016, the Company benefited from the continued weak commodity price environment which resulted in cost savings across the industry.

The Company deferred a number of discretionary expenses, primarily turnarounds and workover activities, to later in the year. As a result, the Company is maintaining its annual operating cost per boe target for 2016 of $13.50 - $14.50 per boe.

Operating costs for the third quarter of 2016 included a realized loss of $1 million (2015 – $6 million) and for the nine months ended September 30, 2016 included a realized loss of $5 million (2015 – $10 million) on electricity contracts.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Financing

At September 30, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At September 30, 2016, the Company had $848 million of unused credit capacity available.

At September 30, 2016, the value of the Company’s senior notes was $576 million (December 31, 2015 – $1.5 billion).

In the first nine months of 2016, the Company prepaid senior notes in aggregate of $627 million (2015 - $358 million) and a total of $340 million (2015 – $56 million) of indebtedness was repaid under the Company’s syndicated bank facility.

In September 2016, the Company offered an additional $448 million of net proceeds received from dispositions during the year for prepayment of outstanding senior notes. The offer to holders of the Company’s senior notes was substantially accepted and $437 million was subsequently prepaid in October 2016. The remaining $11 million was used to repay indebtedness on the Company’s syndicated bank facility.

Including the payments in October, in 2016 the Company has completed prepayments to its lenders totalling $1,415 million (2015 - $414 million) which includes prepayments of senior notes of $1,064 million (2015 - $358 million) and repayments of indebtedness under the Company’s syndicated bank facility of $351 million (2015 – $56 million).

There were no senior note issuances in either 2016 or 2015.

Summary information on our senior notes outstanding as at September 30, 2016 is as follows:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$92	8 – 15 years	6.86%		1.8
2008 Notes	May 29, 2008	US$103, CAD$14	8 – 12 years	7.30%		2.0
UK Notes	July 31, 2008	£16	10 years	6.95%	(2)	1.8
2009 Notes	May 5, 2009	US$20(3), £7, €3	5 – 10 years	9.83%	(4)	2.3
2010 Q1 Notes	March 16, 2010	US$71	5 – 15 years	6.68%		2.9
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$58, CAD$13	5 – 15 years	5.94%		4.9
2011 Notes	November 30, 2011	US$36, CAD$8	5 – 10 years	5.49%		3.5

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 7.95 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining years.
(4)	The Company entered contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.15 percent and 10.22 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt structure includes short-term financings under its syndicated bank facility and long-term financing through its senior notes. Financing charges in 2016 decreased compared to 2015 as the Company reduced debt levels as it applied disposition proceeds to re-pay indebtedness on the Company’s syndicated bank facility and pre-paid outstanding senior notes, which resulted in lower interest charges.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

In May 2015, the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at September 30, 2016, 37 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments was exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Options	$1	$1	—	$2	$3	(33)
RSU – liability method	1	(4)	>100	3	—	100
RSU – equity method	1	—	100	4	—	100
PSU	1	(1)	>100	2	—	100

Share-based compensation	$4	$(4)	>100	$11	$3	>100

The share price used in the fair value calculation of the RSU plan (liability method), PSU and DSU obligations at September 30, 2016 was $2.35 (September 30, 2015 – $0.60). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Gross	$22	$36	(39)	$65	$113	(42)
Per boe	5.82	4.74	23	3.91	4.61	(15)
Net	14	23	(39)	43	68	(37)
Per boe	$3.74	$3.02	24	$2.59	$2.79	(7)

In 2015 and 2016, the Company has significantly decreased its workforce due to asset disposition activity which led to reductions in the absolute expense. On a per boe basis, the lower production volumes from asset disposition activity contributed to the increase on a quarterly basis. For 2016, the Company is continuing to forecast G&A per boe at $2.50 - $2.90.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Restructuring Expense

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Restructuring	$111	$22	>100	$122	$27	>100
Per boe	$29.25	$2.90	>100	$7.34	$1.12	>100

In 2016, the Company recorded a charge totaling $108 million (2015 – nil) on certain office lease commitments as they were classified as onerous contracts. This charge was the result of completing several asset dispositions in 2016 and the associated reductions in staff, consequently the Company requires less office space in the future.

During the first nine months of 2016, the Company reduced its headcount in response to reduced activity levels and the low commodity price environment. As the Company continues to progress through its disposition strategy, further headcount reductions will occur resulting in additional restructuring expenses.

Depletion, Depreciation, Impairment and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Depletion and depreciation (“D&D”)	$62	$155	(60)	$295	$510	(42)
D&D expense per boe	16.57	20.38	(19)	17.87	20.88	(14)

PP&E impairment	18	834	(98)	223	834	(73)
PP&E impairment per boe	4.75	110.29	(96)	13.45	34.18	(61)

E&E impairment	51	—	100	89	—	100
E&E impairment per boe	13.44	—	100	5.37	—	100

Accretion of decommissioning provision	4	9	(56)	18	28	(36)
Accretion expense per boe	$1.19	$1.23	(3)	$1.09	$1.15	(5)

The Company’s D&D expense has decreased from the comparative periods mainly due to asset dispositions that closed in 2015 and 2016 and impairment charges recorded in 2015.

During the third quarter of 2016, the Company recorded $13 million of PP&E impairment ($18 million before-tax) as certain natural gas properties located within British Columbia were recorded at the lesser of fair value less costs to sell and their carrying amount. Also during the third quarter of 2016, the Company impaired certain E&E properties located within British Columbia as it no longer has future plans for development in this area. The E&E impairment recorded totaled $37 million ($51 million before-tax). The Company plans to focus capital activities within its core areas in the Cardium, Viking and Peace River all within Alberta

During the first half of 2016, the Company entered agreements to dispose of properties as it progressed on its disposition strategy and increase its financial flexibility. As the book value of these assets exceeded the fair value received, non-cash impairment charges of $150 million ($205 million before-tax) related to PP&E and $27 million ($38 million before-tax) related to E&E were recorded.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Deferred tax recovery	$(83)	$(258)	(68)	$(186)	$(252)	(26)

During the third quarter of 2016, the deferred tax recovery was related to the restructuring charge on office lease contracts and the impairment of the deferred funding asset held under the Cordova Joint Venture and associated E&E impairment. On a year-to-date basis, the deferred tax recovery also includes non-cash impairment charges recorded on dispositions during the first half of the year.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the US., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Realized foreign exchange loss on maturities	$—	$—	—	$(36)	$(36)	—
Realized foreign exchange loss on pre-payments	(113)	(15)	>100	(113)	(59)	92
Unrealized foreign exchange gain (loss)	94	(89)	>100	235	(162)	>100

Foreign exchange gain (loss)	$(19)	$(104)	(82)	$86	$(257)	>100

During 2016, Penn West repaid senior notes in an aggregate amount of US$141 million (2015 - US$193 million and CAD$50 million) as part of normal course maturities. Additional amounts of US$416 million, CAD$38 million, £25 million and €3 million (2015 - US$258 million, CAD$24 million, £10 million and €2 million) of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds during the year.

The unrealized gain in 2016 is due to the strengthening of the Canadian dollar relative to the US dollar.

Net loss

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2016	2015	% change	2016	2015		% change
Net loss	$(232)	$(764)	(70)	$(464)	$	((1,040)	(55)
Basic per share	(0.46)	(1.52)	(70)	(0.92)		(2.07)	(56)
Diluted per share	$(0.46)	$(1.52)	(70)	$(0.92)		$(2.07)	(56)

The net loss in the third quarter of 2016 was mainly attributed to a realized foreign exchange loss on debt prepayments, a restructuring charge on office lease contracts, the impairment of the deferred funding asset held under the Cordova Joint Venture and associated E&E impairment.

The net loss in the first nine months of 2016 also included non-cash impairment charges as a result of asset disposition activity during the first half of the year. This was partially offset by unrealized foreign exchange gains due to the strengthening of the Canadian dollar compared to the US dollar.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Land acquisition and retention	$1	$—	100	$2	$1	100
Drilling and completions	13	93	(86)	31	256	(88)
Facilities and well equipping	4	31	(87)	20	122	(84)
Geological and geophysical	—	—	—	2	2	—
Corporate	—	1	(100)	—	5	(100)
Capital carried by partners	(5)	(9)	(44)	(23)	(15)	53

Exploration and development capital expenditures (1)	13	116	(89)	32	371	(91)
SR&ED tax credits	—	—	—	(3)	—	(100)
Property dispositions, net	(76)	1	>(100)	(1,401)	(411)	>100

Total capital expenditures	$(63)	$117	>(100)	$(1,372)	$(40)	>100

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

During the third quarter of 2016, the Company advanced on its second half 2016 capital program which resulted in two wells drilled in the Cardium, one well in Peace River and 11 wells in the Alberta Viking. Capital activities in the fourth quarter of 2016 will be focused on completion and tie-in of these wells in addition to further drilling within the Cardium and Peace River.

In 2016, the Company reduced its capital program in comparison to 2015 as a result of the low commodity price environment as it targets its annual expenditures to be within funds flow from operations.

The Company made significant progress on its asset disposition initiatives in 2016 as it closed its Saskatchewan Viking disposition in June 2016 for total proceeds of approximately $975 million, subject to closing adjustments, and closed its Slave Point disposition located in Northern Alberta in April 2016 for total proceeds of approximately $148 million, subject to closing adjustments. During the third quarter of 2016, the Company progressed further on its disposition strategy and closed several, non-core property dispositions. The Company will continue to advance on its disposition initiatives in the fourth quarter of 2016.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
E&E capital expenditures	$—	$3	(100)	$—	$10	(100)

In 2016, E&E expenditures were minimal as the Company focused activities on development within its core plays.

Loss (gain) on asset dispositions

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Loss (gain) on asset dispositions	$2	$1	100	$(30)	$(94)	(68)

During the first nine months of 2016, Penn West closed several asset dispositions, including the Saskatchewan Viking disposition as it continued to reduce debt and focus its asset portfolio. For the first nine months of 2016, $9 million of transaction costs were incurred (2015 - $3 million).

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	September 30, 2016	December 31, 2015	% change
Common shares issued, at market (1)	1,181	588	>100
Bank loans and long-term notes	912	1,940	(53)
Cash	(447)	(2)	>100

Total enterprise value (2)	1,646	2,526	(35)

(1)	The share price at September 30, 2016 was $2.35 (December 31, 2015 - $1.17).
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The Company’s working capital deficiency at September 30, 2016 was $20 million (December 31, 2015 – $182 million) which excludes the current portion of deferred funding asset, risk management, long-term debt, provisions and $448 million of cash that was offered as a pre-payment to its lenders.

Dividends

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2016	2015	% change	2016	2015	% change
Dividends declared	$—	$5	(100)	$—	$15	(100)
Per share	—	0.01	(100)	—	0.03	(100)
Dividends paid (1)	$—	$5	(100)	$—	$80	(100)

(1)	The Company previously had a dividend reinvestment plan, includes amounts funded through that plan.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On September 30, 2016, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	September 30, 2016
Senior debt to EBITDA (1)	Less than 4.5:1	1.95
Total debt to EBITDA (1)	Less than 4.5:1	1.95
Senior debt to capitalization	Less than 50%	16%
Total debt to capitalization	Less than 55%	16%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The table below outlines the Company’s senior debt to EBITDA calculation as at September 30, 2016:

	Three months ended				Trailing 12 months
(millions, except ratios)	Sep. 30 2016	June 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2016
Cash flow from operating activities	$(98)	$(56)	$61	$27	$(66)
Change in non-cash working capital	16	61	26	(31)	72
Decommissioning expenditures	1	2	2	11	16
Financing	22	41	40	42	145
Realized gain on foreign exchange hedges on prepayments	(9)	—	—	(9)	(18)
Realized foreign exchange loss – debt prepayments	113	—	—	64	177
Restructuring expenses – cash portion	5	3	6	6	20

EBITDA	$50	$51	$135	$110	$346
EBITDA contribution from assets sold (1)					(105)

EBITDA as defined by debt agreements					$241

Long-term debt					$912
Repayment from disposition proceeds (2)					(448)
Letters of credit – financial (3)					5

Total senior debt					$469

Senior debt to EBITDA					1.95

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Was offered to noteholders prior to September 30, 2016 and repaid in October 2016.
(3)	Letters of credit that are classified as financial are included in the senior debt calculation per the debt agreements.
(4)	Certain comparative figures have been reclassified to correspond with current period presentation.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

In September 2016, the Company offered $448 million of net proceeds received from dispositions during the year for prepayment of outstanding senior notes. The offer to holders of the Company’s senior notes was substantially accepted and $437 million was subsequently pre-paid in October 2016. The remaining $11 million was used to repay indebtedness on the Company’s syndicated bank facility. As the offer was made prior to September 30, 2016, the $448 million was excluded from long-term debt in the debt to EBITDA calculation, consistent with the Company’s credit agreements.

On September 30, 2016, including the benefit of the $448 million offered to the Company’s lenders, pro forma long-term debt was $464 million.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.2 billion in asset dispositions and these proceeds were used for debt prepayments to its noteholders and syndicated bank facility. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Financial Instruments

The Company had the following financial instruments outstanding as at September 30, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Oct/16 – Dec/16	$ 3.05/mcf	$1
AECO Swaps	4,700 mcf/d	Oct/16 – Dec/16	$ 2.69/mcf	—
AECO Swaps	15,000 mcf/d	Jan/17 – Mar/17	$ 3.03/mcf	—
AECO Swaps	13,200 mcf/d	Apr/17 – Jun/17	$ 2.70/mcf	—
AECO Swaps	11,300 mcf/d	Jul/17 – Sep/17	$ 2.71/mcf	—
AECO Swaps	9,400 mcf/d	Oct/17 – Dec/17	$ 3.00/mcf	—
AECO Swaps	1,900 mcf/d	Jan/17 – Dec/17	$ 2.92/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Dec/18	$ 2.89/mcf	—

Crude Oil
WTI Swaps	3,000 bbl/d	Oct/16 – Dec/16	$ 64.58/bbl	—
WTI Swaps	5,000 bbl/d	Oct/16 – Dec/16	$ 72.08/bbl	5
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$ 69.37/bbl	1
WTI Swaps	3,500 bbl/d	Jan/17 – Dec/17	$ 66.07/bbl	(1)

Electricity swaps
Alberta Power Pool	25 MW	Oct/16 – Dec/16	$ 49.90/MWh	(2)

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$ 25	2017	1.000 CAD/USD	8

Cross currency swaps
10-year initial term	£ 57	2018	2.0075 CAD/GBP, 6.95%	(17)
10-year initial term	£ 20	2019	1.8051 CAD/GBP, 9.15%	(1)
10-year initial term	€ 10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(7)

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

The components of risk management gain are as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2016	2015	% change	2016	2015	% change
Realized
Settlement of commodity contracts and assignment	$21	$22	(5)	$84	$29	>100
Monetization of commodity contracts	—	—	—	2	18	(89)
Settlement of foreign exchange contracts	9	6	50	3	31	(90)
Monetization of foreign exchange contracts	—	—	—	32	63	(49)

Total realized risk management gain	30	28	7	121	141	(14)

Unrealized
Commodity contracts	(5)	48	>(100)	(41)	6	>(100)
Electricity swaps	—	(3)	>(100)	2	4	(50)
Crude oil assignment	—	4	(100)	—	(3)	(100)
Foreign exchange contracts	4	20	(80)	(43)	(23)	87
Cross-currency swaps	(1)	7	>(100)	(29)	17	>(100)

Total unrealized risk management gain (loss)	(2)	76	>(100)	(111)	1	>(100)

Risk management gain	$28	$104	(73)	$10	$142	(93)

In the first nine months of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totalling 14,100 mcf per day.

Outlook

As a result of the asset dispositions closed in the third quarter of 2016 with associated average production of approximately 6,000 boe per day, combined with additional dispositions anticipated in the fourth quarter, the Company is updating its full year 2016 production guidance to 52,000 – 55,000 boe per day from 55,000 – 57,000 boe per day. Guidance for average core area production, exploration and development (“E&D”) capital expenditures, decommissioning expenditures and operating costs per boe all remain unchanged as previously disclosed in the Company’s August 4, 2016 press release. G&A per boe also remains unchanged, as previously disclosed in the Company’s January 28, 2016 press release.

Metric		2016 Guidance Range
Average Corporate Production	boe per day	52,000 –55,000
Average Core Area Production	boe per day	22,000 – 24,000
E&D Capital Expenditures	$ millions	$90
Decommissioning Expenditures	$ millions	$15
Operating Costs (1)	$/boe	$13.50 – $14.50
G&A Costs	$/boe	$2.50 – $2.90

(1)	Net of carried operating expenses under the Peace River Oil Partnership.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

This outlook section is included to provide shareholders with information about Penn West’s expectations as at November 1, 2016 for production, exploration and development capital expenditures, operating costs per boe and G&A per boe for 2016 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels, production, operating cost and G&A expenditures performance for 2016, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on cash flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	4	0.01
Liquids production	1,000 bbls/day	17	0.03
Price per mcf of natural gas	$0.10	2	—
Natural gas production	10 mmcf/day	6	0.01
Effective interest rate	1%	3	0.01
Exchange rate ($US per $CAD)	$0.01	1	—

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$450	$26	$32	$341	$36	$27
Transportation	3	13	9	7	6	8
Power infrastructure	4	14	8	8	8	6
Drilling rigs	5	7	—	—	—	—
Interest obligations	8	20	18	8	2	2
Office lease (1)	8	35	35	35	35	143
Decommissioning liability (2)	$9	$17	$20	$19	$18	$127

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $115 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of US$106 million in senior notes maturing between 2016 and 2025, after the offer to holders of the Company’s senior notes was subsequently prepaid in October 2016. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

In February 2016, Penn West announced it had entered agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, and all conditions to settlement have been satisfied. As a result of the approval of these settlements, there is no further exposure to the Company.

Equity Instruments

Common shares issued:
As at September 30, 2016	502,543,988
Stock option plan	51,400

As at November 1, 2016	502,595,388

Options outstanding:
As at September 30, 2016	10,655,875
Exercised	(51,400)
Forfeited	(480,500)

As at November 1, 2016	10,123,975

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on July 1, 2016 and ending on September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the “Contractual Obligations and Commitments section” of this MD&A.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow from Operations” above for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Cash Flow from Operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, that the Company expects to remain in compliance with all its financial covenants for the foreseeable future, that the Company will continue to streamline its asset portfolio and focus its operations within the Cardium, Viking and Peace River areas in Alberta, by disposing of properties outside of its core areas the Company anticipates a lower cost structure in both unit operating costs and abandonment liabilities, that within the core area, the Company believes its asset base will grow reserves, increase organic production, and increase funds flow from operations under the current commodity price environment; under “Results of Operations – Production”, that the two drilled wells in the Cardium, one in Peace River and 11 within the Alberta Viking will all be completed in fourth quarter of 2016; that the Company has deferred a number of discretionary expenses, primarily turnarounds and workover activities, to later in the year resulting in the Company maintaining its annual operating cost per boe target; under “General and Administrative Expenses”, anticipated range for G&A per boe for 2016; under “Restructuring Expense”, that the Company requires less office space in the future, as the Company continues to progress through its disposition strategy and reduces its headcount, further restructuring expenses will be incurred, that the Company plans to focus on capital activities within its core areas in the Cardium, Viking and Peace River all within Alberta; under “Capital Expenditures”; that capital activities in the fourth quarter of 2016 will be focused on completion and tie-in of these wells in addition to further drilling within the Cardium and Peace River, that the Company will continue to advance on its disposition initiatives in the fourth quarter of 2016; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Outlook”, the additional dispositions anticipated for the fourth quarter, the annual corporate production guidance range, average production from core area properties, exploration and development capital expenditures and decommissioning expenditures; operating costs range per boe and G&A per boe range for 2016; and under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

PENN WEST THIRD QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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